Exhibit 10.3

MaxLinear, Inc.
5966 La Place Court, Suite 100
Carlsbad, CA 92008

April 26, 2022

Michelle M. Sayer
16 Teardrop, Irvine, CA 92603
msayer7@gmail.com

Subject: Offer of Employment - Amended

Dear Michelle,

I would like to offer you our heartfelt congratulations on your selection as a final candidate for a position at MaxLinear. You have met the exacting meritocracy standards of personal and professional achievement to which we hold all our employees. We are truly excited to extend you an offer of employment at MaxLinear as specified below. Your acceptance of our offer will represent an important milestone in our rapid growth as a fabless, Communications IC company.

First and foremost, we immensely value your superior qualities of proven technical competence, and passion for excellence. Your personal attributes are congruent with our cherished EPIC values – “Excellence, People, Integrity, and Compassion”. Together, with your able partnership, we aim to build a world class IC Company.

In our workplace, we foster an environment of risk-taking & reward, along with a relentless focus on customer-driven products. By being true to this principle, we are determined to create a company with a business model and an organization that will set altogether new and lofty standards in work culture. In addition, MaxLinear will constantly endeavor to uphold its commitment to making “Every working day a lot of fun”. We thank you for your interest in MaxLinear and look forward to unparalleled success together as partners in the same adventure.

Employment Offer

We are very pleased to offer you a full-time position with MaxLinear, Inc. (the “Company”) as General Counsel, based in our Irvine office, reporting to Steve Litchfield, Chief Financial Officer & Chief Corporate Strategy Officer. We are offering you an annual salary of $350,000, a sign-on bonus of $50,000 minus all applicable taxes. You will also be eligible for participation in the MaxLinear Employee Annual Discretionary Bonus with a target of 50% of annual salary (prorated based on your start date); actual bonus award may be more or less than the target percentage. In addition, we will recommend that our Board of Directors (or an authorized committee) award you an equity grant of restricted stock units (RSUs) with an approximate value equal to $1,500,000, subject to the Board or committee’s approval and the vesting described below.

The number of shares will be determined by dividing $1,500,000 by the closing price of the Company’s Common Stock in trading, on the applicable exchange, on your first date of employment. The number of shares may be rounded down to the nearest whole share. If for any reason your first date of employment is not a trading day, the number of shares will be determined based on the closing price on the trading day following your first date of employment. You acknowledge and agree that the number of shares will be fixed as set forth in this paragraph. This position is salary exempt and not eligible for overtime wages.

In the role of General Counsel, you will be eligible to receive the Change in Control Benefits offered to those designated for Section 16 Officers of the Company. This program is offered exclusively to this senior level management. This legal document will be issued to you post hire by the law firm of Wilson Soinsini Goodwich &

Rosati. The CiC is usually issued within 30 days of hire. Benefits offered under this program are effective on the date of hire. The Board of Directors on April 25, 2022, approved the role of General Counsel to be included as a Section 16 officer of the Company and will execute the Change in Control program for the Section 16 Officers. The template of this agreement outlining the terms and conditions is sent via DocuSign on April 26, 2022.

Additionally, in this key management position of General Counsel you will be covered by the Company’s Director & Officer Liability Insurance Policy. This policy contains indemnification provisions that explain the coverage for actions you may lead or be involved in during working on behalf of MaxLinear and is effective on your hire date. Individual indemnity documents, assigned to Section 16 officers, are approved by the Board of Directors. The Board of Directors on April 25, 2022, approved the role of General Counsel to be eligible to receive the indemnification agreement associated with Section 16 officer status and shall execute an individual indemnification agreement (substantially in the form attached) and a change in control and severance agreement (substantially in the form attached), with effective dates as of your hire date.

Your sign-on bonus will be paid following the first full payroll cycle after completion of thirty (30) days of employment. Should you voluntarily terminate your employment with MaxLinear at any time prior to twenty-four (24) months of service, you will be liable for reimbursing the company the full amount of the sign-on bonus, less applicable taxes paid.

Payroll and Benefits
If you decide to join us, you will receive payments of salary every two weeks, minus all applicable taxes, in accordance with the Company’s normal payroll procedures and you will also be eligible to receive certain employee benefits, such as participation in our 401K plan and employer contribution towards health insurance premiums, etc. You will be eligible for benefits the first day of the month following your start date. Senior Manager level positions and above participate in the Company’s Time Away From Work Program and do not receive an accrued Paid Time Off (PTO) benefit or floating holiday. As a manager in the organization, you are expected to manage your time in and out of the office based on business need and in coordination with your manager. New-hire employees are automatically enrolled in the company’s 401K plan at 5% contribution, but you can opt out or adjust this amount at any time. More detailed information of our employee benefits is included in the email along with this offer letter. You should note that the Company may modify job titles, salaries, and benefits from time to time as it deems necessary.

Equity Incentive
The Company will recommend that its Board of Directors (or an authorized committee) approve equity related compensation of RSUs as specified in the compensation proposal above. This equity related compensation will be subject to the terms and conditions of the 2010 Equity Incentive Plan and the form of agreement approved by the Board. Your equity incentive award will be subject to a vesting condition. The award will vest over four years based on your continuing to provide services to the Company. No right to any shares will be earned or accrued until such time as they have become fully vested. In addition, the grant of equity awards and subsequent vesting will not confer any additional right to continued vesting or employment or modify in any way the “at will” status of the employment relationship.

The Company generally structures RSU vesting to ensure that the vesting dates occur during an open trading window under the Company’s Insider Trading Policy. However, the Company cannot provide any assurance that the trading window will be open when RSUs vest as the Company may close the trading window at any time if it determines appropriate. Your RSU grant will vest over four years in four annual increments on the anniversary of your initial grant. For example, if you receive a restricted stock unit award for a total of 100 shares in April 15, 2022, 25 of those shares will vest on May 20, 2023, and an additional 25 shares will vest each year thereafter on May 20 (with the last 25 shares vesting on May 20, 2026), subject to continued service with MaxLinear. If you resign your employment before the vesting date the unvested RSUs will be forfeited.

Other Employment Terms
The Company is excited about your joining and looks forward to a beneficial and productive relationship. Nevertheless, you should be aware that your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice. We request that, in the event of resignation, you give the Company at least two weeks’ notice.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of the effective date of your employment, or our employment relationship with you may be terminated.

MaxLinear conducts post offer background checks on all candidates. These are done by a 3rd party vendor. All offers however, are contingent upon successfully completing the required background check which may include areas such as employment verification, degree verification, civil, criminal and DMV record search. Once begun, the background check will take approximately 5 business days to be completed (longer for overseas verifications). You will be emailed information on this background check process once you accept the offer of employment with the Company.

We also ask that, if you have not already done so, you disclose to the Company any agreements relating to your prior employment that may affect your eligibility to be employed by the Company or that may limit the manner in which you may be employed. It is our understanding that any such agreements will not prevent you from performing the duties of your position, and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. This obligation, however, does not preclude you from engaging in civic, charitable, including serving on a board of directors of a charity, or religious activities or, with the consent of the Company’s Chief Executive Officer, from serving on the boards of directors of companies that are not competitors to the Company. Similarly, you agree not to bring any third-party confidential information to the Company, including that of any former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

As a condition of your employment, you are also required to sign and comply with an At-Will Employment, Confidential Information, Invention Assignment and Arbitration Agreement which requires, among other provisions, the assignment of patent and other intellectual property rights to any invention made during your employment at the Company, nondisclosure of the Company’s proprietary information, and arbitration of disputes between you and the Company. Please note that we must receive this signed agreement on or before your effective date.

This letter, along with any agreements relating to proprietary rights between you and the Company and any change in control and severance agreement and indemnification agreement, sets forth the terms of your employment with the Company and supersedes any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews, or pre-employment negotiations, whether written or oral. This letter may not be modified or amended except by a written agreement signed by the Chief Executive Officer of the Company and you. We look forward to working with you as a member of the MaxLinear team,

For MaxLinear, Inc.

By:	/s/ Steven G. Litchfield	By:	/s/ Kathi Guiney
	Steven G. Litchfield		Kathi Guiney
	Chief Financial Officer and Chief Corporate Strategy Officer		Vice President of Global Human Resources

Offer Acceptance

This offer of employment will expire if it is not accepted and signed via DocuSign within 24 hours from the offer date at the top of page 1.

MaxLinear’s Mission Statement
MaxLinear’s Mission is to revolutionize the personal experiences of individuals and the capabilities of businesses by facilitating knowledge-based decision-making through engineering solutions for communications. We are committed to improving the quality of life of individuals, maximizing profitability for our shareholders and employees, building mutually beneficial relationships with our suppliers, and providing substantial value advantages to our customers.

The terms of the letter are agreed to and accepted:

Name:	Michelle Sayer
By:	/s/ Michelle Sayer
Date:	April 27, 2022
Anticipated Start Date	May 5, 2022

Enclosure: Please initial receipt and review of the Benefits Guide: /s/ MS